P.O. Box 2600, Mail Stop V26
Valley Forge, PA 19482-2600

610-669-4294
michael_drayo@vanguard.com

April 11, 2014

Amy Miller, Esq.

[via electronic filing]

U.S.	Securities & Exchange Commission
100	F Street, N.E.

Washington, DC 20549

Re:	Vanguard Index Funds (the “Trust”) Registration Statement on Form N-14 File No. 333-194236

Dear Ms. Miller:

This letter is in response to your comments on March 27, 2014 to the Trust’s Registration Statement on Form N-14 (the “Registration Statement”) filed on February 28, 2014, in connection with the acquisition of substantially all of the assets and assumption of all the liabilities of the Vanguard Tax-Managed Growth and Income Fund (the “Growth & Income Fund”), a series of the Vanguard Tax-Managed Funds, by the Vanguard 500 Index Fund (the “500 Index Fund”), a series of the Trust. Capitalized terms used herein, and not otherwise defined, have the meanings assigned in the Registration Statement.

Registration Statement

Comment 1: Please confirm the 500 Index Fund is the accounting survivor after the Reorganization and please specify this in the Registration Statement.

Amy Miller, Esq.
April 11, 2014

Response:

The 500 Index Fund will be the accounting survivor after the Reorganization. We have added the following disclosure in Part B, the Statement of Additional Information of the Registration Statement:

“The 500 Index Fund will be the surviving fund for accounting purposes.”

Key Points Comment 2:	In the third paragraph under “Key Points About the Reorganization,” please clarify that the “benchmark index” referenced in the investment objective refers to the Standard & Poor’s 500 Index.

Response:	We have added the following disclosure as the third sentence in that paragraph: “The benchmark index for the Fund is the Standard & Poor’s 500 Index.”

Comparison of Investment Objectives, Investment Strategies and Risks

Comment 3: Please describe the effect of the changes of the investment objective and strategies and the practical difference to shareholders.

Response:

We have added the following disclosure after the second paragraph of this section:

“After the closing of the Reorganization, Growth & Income Fund shareholders will still be part of a Fund that invests in the Index. The portfolio composition of both Funds are substantially similar. Although the combined Fund may no longer seek to minimize capital gains distributions as a stated objective and strategy, Growth & Income Fund shareholders should benefit by being in a fund that seeks to replicate the Index. Shareholders may also benefit from the combined Fund’s ETF Share Class that seeks to reduce the 500 Index Fund’s capital gains.”

Capitalization Table

Comment 4:

Since it appears that pro forma financial statements are not required, the capitalization table should be dated 30 days prior to the filing of the Registration Statement pursuant to Item 14.2 of Form N-14.

Amy Miller, Esq.
April 11, 2014

Response:

The capitalization table has been updated to reflect, on an unaudited basis, the capitalization of each Fund and the 500 Index Fund on a pro forma basis (after giving effect to the proposed acquisition of assets at net asset value) as of March 14, 2014.

Statement of Additional Information

Comment 5:	Please include disclosure explaining why pro forma financial statements are not included and include the date of that determination, which should be within thirty days of filing date.

Response:	We have added the following disclosure in Part B, the Statement of Additional Information of the Registration Statement:

“The pro forma financial statements have not been prepared since the net asset value of the Growth & Income Fund does not exceed ten percent of the 500 Index Fund’s net asset value as of March 14, 2014.”

Tandy Requirements

As required by the U.S. Securities and Exchange Commission, the Trust acknowledges that:

  The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.
  Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
  The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amy Miller, Esq.
April 11, 2014

Please contact me at (610) 669-4294 with any questions or comments regarding the above responses. Thank you.

Sincerely,

/s/ Michael Drayo

Michael Drayo
Senior Counsel